UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on October 21, 2011, entitled "Doubling of Aldous volumes".

Doubling of Aldous volumes

Statoil ASA (OSE: STL, NYSE: STO), together with partners Petoro AS, Det norske oljeselskap ASA and Lundin Norway AS, has confirmed significant additional volumes in its appraisal well in the Aldous Major South discovery (PL265) in the North Sea.

The results of appraisal well 16/2-10 have increased production license PL265 estimates to between 900 million and 1.5 billion barrels of recoverable oil equivalent. This is a doubling of the previously announced PL265 volumes of between 400 and 800 million barrels of oil equivalent.

It has previously been confirmed that there is communication between Aldous in PL265 and Avaldsnes in PL501, and that this is one large oil discovery.

“Aldous/Avaldsnes is a giant, and one of the largest finds ever on the Norwegian continental shelf. Volume estimates have now increased further because the appraisal well confirms a continuous, very good and thick reservoir in Aldous Major South,” says Tim Dodson, executive vice president for Exploration in Statoil.

Final data show that the oil column in appraisal well 16/2-10 is approximately 60 metres. These data also confirm that the reservoir is of the same, excellent quality as in the Aldous Major South discovery well 16/2-8. This is the main reason for the substantial upward revision of PL265 volumes.

The Aldous/Avaldsnes discovery extends over a large area of approximately 180 square kilometres, and there is considerable variation in both reservoir thickness and oil column height in the structure. Additional appraisal wells will be drilled in both licenses. Statoil will await the results from these wells before providing updated and more accurate volume estimates for the combined discovery.

After completion of the appraisal well, the Transocean Leader drilling rig will move to the Troll field in the North Sea.

Aldous Major South is situated in production license PL265 in the North Sea, and appraisal well 16/2-10 was drilled 4.2 kilometres north of the 16/2-8 discovery well.

Statoil is the operator and has a 40% interest in PL265. The partners are Petoro AS (30%), Det norske oljeselskap ASA (20%) and Lundin Norway AS (10%). Well 16/2-10 is the seventh exploration well in PL265. The license was awarded in the North Sea Awards 2000.

Avaldsnes is located in production licence PL501. Lundin Norway AS is the operator with a 40% interest, while partners Statoil and Maersk have 40% and 20% interests, respectively.

Further information

Investor Relations
Hilde Merete Nafstad, senior vice president IR, +47 957 83 911 (mobile)
Morten Sven Johannessen, vice president, US IR, + 1 203 570 2524 (mobile)

Press
Ola Anders Skauby, media relations, +47 905 98 519 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 21, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer